Mail Stop 3561

September 13, 2007

Joseph M. Abell
Senior VP and CFO
TETRA Technologies, Inc.
25025 Interstate 45 North, Suite 600
The Woodlands, TX 77380

> **Re:** **TETRA Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-13455**

Dear Mr. Abell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contractual Obligations and Other Commitments, page 40

1.   In future filings please revise the tabular disclosure to include the estimated interest payments on long-term debt in the table or as a supplemental footnote. See Item 303 (a)(5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Balance Sheets, page F-4

2.   If you continue to present restricted cash please include a policy note disclosing the nature of the restriction and intended purpose for the funds. We notice there is relatively little change in the balances presented. If the funds are not intended to be used in the near term we would expect them to be excluded from current assets. See footnote 1 in paragraph 6 of Chapter 3 in ARB 43.

Consolidated Statement of Operations, page F-6

3.   Please tell us whether your rental revenues exceeded 10% of total revenues. See Regulation S-X Rule 5-03.01.

Notes to Consolidated Financial Statements, page F-9

Gas Balancing, page F-12

4.   If the receivable is recorded under the entitlement method please disclose if it is valued at the lower of: (*a*) the price in effect at the time of production, (*b*) current market price, or (*c*) if applicable, contract price.

Environmental Liabilities, page F-14

5.   You disclose that you accrue loss estimates when both criteria in paragraph 8 of SFAS No. 5 are met. You do not address your policy with respect to disclosure of losses in excess of amounts recorded when there is a reasonably possibility that additional loss may have been incurred. See paragraphs 13 through 16 of SOP 94-6.   Please expand your policy to include this as well as disclose the underlying judgments and assumptions considered by management when assessing the measurement and recognition of recorded and unrecorded environmental remediation liabilities. See the bullet points in Question 2 to SAB Topic 5Y. Please include an example of your revised disclosures in your response.

Revenue Recognition, page F-14

6.   We note that you recognize revenues based upon the percentage of completion method. Please provide the disclosures required by Regulation S-X Rule 5-02.3(c).

Note D – Acquisitions and Dispositions, page F-18

7.   We note that you have not provided pro forma information with respect to your acquisitions that you closed in the most recent fiscal year. Please confirm to us

that the pro forma results of operations for 2006 would not have been materially different from actual historical results of operations. See SFAS 141 paragraph 54.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief